Executive Board

J.B.M. Streppel

Securities and Exchange Commission
	Attn. Mr. Jim B. Rosenberg	AEGON N.V.
Senior Assistant Chief Accountant
	Division of Corporation Finance	Postal address:
	100 F Street, N.E.	P.O. Box 85
	Washington, DC 20549	2501 CB The Hague (The Netherlands)
	USA	Aegon N.V. visiting address:
Bezuidenhoutseweg 273
2594 AN The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File number 001-10882	September 8, 2008

Dear Mr. Rosenberg,

We thank you for your letter dated July 28, 2008 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2007 (“2007 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Financial Statements

Quantitative and Qualitative Disclosures About Market Risks

Credit Risks, page 156

1.	Please provide a table that breaks down the EUR 2.8 billion of bonds that are guaranteed by monoline insurers as disclosed on page 161. Disclose the amount of these guaranteed bonds along with their credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response:

The following table breaks down bonds in AEGON’s portfolio that are wrapped by monoline insurers. The disclosure by rating follows a hierarchy of Standard & Poor’s, Moody’s, Fitch, internal, and National Association of Insurance Commissioners.

Register The Hague no. 27076669

In mln EUR	Cost price	Market value
AAA	2,781	2,682
AA	48	43

Total	2,829	2,725

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself. The rating agencies have told us they must have consent from the issuer of the bond to publish the rating for the bond without the guarantee. At December 31, 2007 no credit ratings from rating agencies were available on the guaranteed bonds without consideration of the guarantee.

Of the EUR 2,829 million indirect exposure on the monoline insurers, 32% relates to MBIA, 28% to AMBAC, 16% to FGIC and 11% to FSA. Of the remaining 13%, no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to our indirect exposure via wrapped bonds, we also have direct exposure of EUR 126 million via senior notes, CDS/CDX exposure and derivative counterparty exposure where monoline insurers are our counterparty. Of our direct exposure 33% relates to XL, 19% to MBIA, 17% to AMBAC and 14% to CIFG. There are no other individual monoline insurers that represent more than 10% of the total direct exposure.

Financial Statements

Note 18.3 Critical Accounting Estimates and Judgment in Applying Accounting Policies

Fair Value Measurement, page 207

2.	Please refer to footnote 2 to the table. You disclosed that fair values for your financial assets and liabilities that are measured by observable current market transactions are provided by pricing services, brokers or fund managers. It appears to be the case from the disclosures that the pricing services, brokers and fund managers determine fair value rather than management:

•	If this is not the case, please revise your disclosure to clarify; and

•

In either case, please disclose the amount of financial assets for each of the categories listed in footnote 2 to the table (i.e. pricing services, brokers, fund managers and “own” models) and describe the techniques and disclose the assumptions used to determine fair value for each of these categories.

Further, while you are not required to indicate or infer that the pricing services, brokers or fund managers determine fair value, when you do, you must also disclose their names. If you include their names or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Response:

Based on your question we have reviewed the disclosure we made in our 2007 Form 20-F. In our September 2008 Form 6-K filing, we will clarify our disclosure and will include the following language in footnote 2: “Included in this category are financial assets and liabilities that are measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions in the same instrument or based on available market data. Main asset classes included in this category are financial assets for which pricing is determined by management based on various market observable inputs but may include insignificant assumptions which are not observable, such as the illiquidity premium assumption used in the valuation of private placements”.

In addition, as per your request, we provide you with supplementary information that describes the techniques used to determine fair value for each of these categories.

The fair values of debt securities are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar bonds, review of pricing statistics and trends and consideration of recent relevant market events.

AEGON’s portfolio of private placement securities is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. Both the coupon rate and interest rate curve are market observable inputs as they are obtained from private placement memorandums and a base US Treasury curve, respectively. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium to the overall valuation is insignificant (approximately 1% of the value).

The fair values of investments in hedge funds are determined by management after taking into consideration information provided by the fund managers. These fair values are based on (1) the net contribution to each hedge fund and (2) the allocated share of the undistributed profits and losses, including realized and unrealized gains and losses based on the information provided by the management of each hedge fund, which generally will include monthly capital statements received from each hedge fund’s administrator and audited financial statements received on an annual basis. AEGON reviews the valuations each month and performs analytical procedures and trending analysis to ensure the fair values are reasonable.

A breakdown of the financial assets by source of observable market transaction and other available market data used to develop the assumptions used in the valuation techniques follows:

Primary price source	Amount
Pricing services	21,819
Brokers	2,009
Fund managers	6,602
Own models	11,732

*************

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer